UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELUS International (Cda) Inc.
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
87975H100
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[ ]           Rule 13d-1(c)
[X]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP: 87975H100	Page 2 of 6

1	NAMES OF REPORTING PERSONS TELUS Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 150,942,032[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 150,942,032[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,942,032[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.8%[2]
12	TYPE OF REPORTING PERSON (see Instructions) HC

1 Consists of 1,438,013 subordinate voting shares of the Issuer (“Subordinate Voting Shares”) and 149,504,019 multiple voting shares of the Issuer (“Multiple Voting Shares”) held by TELUS Communications Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.

CUSIP: 87975H100	Page 3 of 6

2 This percentage is calculated based upon information set forth in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2023 (the “2022 20-F”). According to the 2022 20-F, there were 199,931,876 Multiple Voting Shares and 66,630,613 Subordinate Voting Shares outstanding as of December 31, 2022. The Reporting Person, therefore, held 74.8% of the outstanding Multiple Voting Shares and 69.8% of the outstanding Subordinate Voting Shares (calculated assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares), which represents 72.4% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2022.

CUSIP: 87975H100	Page 4 of 6

Item 1.

(a) Name of Issuer:

TELUS International (Cda) Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

510 West Georgia Street, Floor 7, Vancouver, British Columbia V6B 0M3, Canada

Item 2.

(a) Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed by TELUS Corporation (the “Reporting Person”) on behalf of itself and its wholly owned and controlled subsidiaries.

(b) Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is Floor 7, 510 West Georgia Street Vancouver, BC V6B 0M3

(c) Citizenship:

Please refer to Row 4 of the cover sheet for the Reporting Person.

(d) Title of Class of Securities:

Subordinate voting shares, no par value

(e) CUSIP Number:

87975H100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See the response to Row 9 on the attached cover page.

(b) Percent of class: See the response to Row 11 on the attached cover page.

(c) Number of shares as to which the person has:

CUSIP: 87975H100	Page 5 of 6

(i) Sole power to vote or to direct the vote: See the response to Row 5 on the attached cover page.

(ii) Shared power to vote or to direct the vote: See the response to Row 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of: See the response to Row 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See the response to Row 8 on the attached cover page.

Item 5.	Ownership of 5 Percent or Less of a Class

 Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

 See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group

 Not Applicable.

Item 9.	Notice of Dissolution of Group

 Not Applicable.

Item 10.	Certifications

 Not Applicable.

CUSIP: 87975H100	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

By:	/s/ Andrea Wood
Name: Title:	Andrea Wood Chief Legal and Governance Officer, TELUS Corporation